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December 3, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nudrat Salik

Re:	Genenta Science S.r.l.
Amendment No. 1 to Registration Statement on Form F-1
Filed November 24, 2021
Registration No. 333-260923

Dear Ms. Salik:

On behalf of our client, Genenta Science S.p.A., an Italian corporation (the “Company”), we respond to the oral comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form F-1/A filed on November 24, 2021 (the “Registration Statement”) referred to in telephone conversation between the Staff and the Company’s Chief Financial Officer on December 1, 2021.

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United States Securities and Exchange Commission

December 3, 2021

Critical Accounting Policies

Share-based Compensation, page

1. Reference is made to comment 3 issued in our letter dated May 19, 2021. Now that a price range for the proposed offering has been established, please provide us with an explanation of the difference between the recent valuations of your quota leading up to the IPO and the estimated offering price in the public offering.

Response: The response previously provided to the Staff regarding the valuation issue in our letter dated May 19, 2021 contemplated a public offering that would be completed prior to the issuance of financial statements covering the period during which such “stock options” or Quota Bs were granted in 2021, therefore the Company undertook to provide an estimate of the compensation expense associated with such grants in the “Management’s Discussion and Analysis” section of the prospectus prior to seeking effectiveness of the Registration Statement. The solicitation of potential investors for the public offering was subsequently terminated, mainly due to market conditions, which significantly impacted the likelihood of the IPO succeeding and consequently the valuation of the options granted in April 2021. When the Company finalized its financial statements for the six months ended June 30, 2021, there was no IPO imminent, the likelihood of the IPO succeeding remained highly uncertain and there was no IPO price to use in determining stock compensation expense. At that point, the Company did not know when or if there would be an IPO of its shares; therefore, the Company used the same valuation approach that it had implemented in the past years, i.e., the Backsolve valuation method recommended by its independent valuation consultant in calculating stock compensation expense (please refer to the response letter dated May 19, 2021 for a detailed explanation of the valuation methodology applied to determine the valuation of option grants).

There were only 169 options on quota B issued in April 2021, as detailed in the May 19, 2021 response letter (and as referenced below) and no additional options were granted in 2021. The offering was later re-started with a different investment bank lead, under different conditions, and as a result, the relevant financial statements have now been included in the prospectus. The Company no longer deemed such disclosure to be material to investors, particularly in light of the details contained on page F-44 of the prospectus contained in the Registration Statement regarding the compensation expense recognized by the Company for the 2021 stock options or Quota Bs and their vesting and conversion.

Additional Historical Information

As indicated in the Registration Statement, the Company did proceed to convert its equity structure from Quota to Shares by changing the legal structure from Genenta Science S.r.l. to Genenta Science S.p.A. in May 2021. The options that were granted and exercised on April 1, 2021, were priced and expensed at the then fair market value of €1,088 per quota in the Company’s June 30, 2021 financial statements, as determined by the Backsolve Method described in the Company’s April 22, 2021 response. The Company is now proceeding with its Registration Statement on Form F-1/A, as filed.

United States Securities and Exchange Commission

December 3, 2021

Key Value Inflection Points after May 2021

The following bullet points highlight some of the events that contribute to a potential increase in value since our response letter in May 2021:

● Since May 2021, the Company completed treatment of patients in cohort 4 and two of the three patients in cohort 5 of the TEM-GBM 001 Phase 1/2a trial.

● In July 2021, the Independent Data Monitoring Committee (DMC) reviewed the interim clinical data of the TEM-GBM 001 study and based on the apparent absence of dose limiting toxicity, supported a further dose escalation with the addition of two cohorts (#6 and #7).

●In July 2021, the amended TEM-GBM 001 clinical protocol was submitted to the Italian Regulatory Agency.

● In August 2021, the Company requested a pre-IND meeting with the FDA to seek their view on Temferon and on the ongoing TEM-GBM 001 study.

● In September 2021, the Company received a constructive written response and feedback from the FDA that provides the Company with a path toconsider when the Company is ready to move forward with a clinical trial in the U.S.

● In September 2021, the Company received approval of the amendment from the Italian Regulatory Agency that allows the Company to continue to advance its clinical activities.

Estimated Offering Price

The Company’s underwriters have indicated that the anticipated pre-offering overall equity valuation for the Company will be approximately $10.50 to $12.50 per share. (Note: There will be no reverse stock split in this offering.) The underwriters first communicated the anticipated pre-offering overall equity valuation to the Company on or about November 22, 2021. This price range assumes a successful offering, with no weighting attributed to any other outcome for the Company’s business. The actual price to be included on the cover of the Company’s final prospectus has not yet been finally determined and remains subject to adjustment; however, the Company believes that the midpoint pricing of $11.50 per share is the best current estimate and will not be subject to significant change.

The Company notes that, as is typical in initial public offerings, the estimated price range was not derived using a formal determination of fair value but was determined by negotiation between the Company and its underwriters for the offering. Among the factors that were considered in setting this range were:

● the Company’s prospects and the history of and prospects for its industry;

● the general condition of the securities market;

United States Securities and Exchange Commission

December 3, 2021

● the recent market prices of, and the demand for, publicly traded shares of generally comparable companies;

● recent performance of IPOs of companies in the life science/biotechnology sector;

● progress and stage of development of the Company’s development programs; and,

● preliminary discussions with the underwriters for the offering regarding potential valuations of the Company.

Determining the Fair Value of Ordinary [Common] Shares Prior to the IPO

As previously disclosed, the Company’s most recent third-party valuations of its quota (which were converted to ordinary [common] shares in May 2021) were prepared as of February 2021. The ASC 718 third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company utilized the Backsolve Method incorporating the Company’s latest rounds of financing as its lead valuation indicator. This method is a market approach that derives an implied total equity value from a transaction involving a company’s own securities. The price of a company’s security that was involved in a recent arms-length transaction is used as a reference point in an allocation of value. The Backsolve Method requires considering the rights and preferences of each class of equity and solving for the total market value of invested capital that is consistent with a recent transaction in the company’s own securities, considering the rights and preferences of each class of equity. Per the AICPA Accounting Guide, the application of the Backsolve Method may be reasonable for a company in a similar stage of development as the Company when a valuation is conducted in close proximity to the date of an arm’s-length financing transaction.

Comparison of the Fair Value per Common Share Used for Share-Based Compensation Expense and the Estimated Offering Price

The Company believes that it has appropriately determined the fair value per ordinary [common] share used for share-based compensation expense. In addition to the factors outlined in “Key Value Inflection Points after May 2021,” the Company believes that the value of the ordinary [common] shares determined by the BackSolve Method in early 2021 (pre-IPO) is lower than the midpoint of the offering price range as a result of several factors:

● In April 2021, the Company held “test-the-water” meetings, at which the Company received insufficient interest from potential investors to pursue an IPO in the spring of 2021.

● Consequently, the Company was unsure whether an IPO was possible in the near term or whether it would remain a private company, as illustrated by the termination of the offering process in May 2021 by its investment bankers.

United States Securities and Exchange Commission

December 3, 2021

● Because the Company is currently private, its ordinary [common] shares are subject to a discount for lack of marketability due to the lack of a liquid and ready market for its shares.

● In May 2021, the Company converted from an S.r.l. to an S.p.A. in preparation for a public offering of its shares, which we believe enhanced the value of the ordinary shares.

● As highlighted under “Subsequent Key Value Inflection Points after May 2021,” certain additional key events increased the Company’s value after May 2021.

The following table provides additional information to quantify and consider the fair value of the as converted common share options at grant date compared to the expected market value of our shares upon IPO. This adds to our disclosure in our May 19, 2021 response letter with respect to the options granted and stock compensation expense (both in Euros and Dollars) reflected in the June 30, 2021 financial statements. The Company believes that due to the events listed above and the related timing of those events, the compensation expense at June 30, 2021 is reasonable and correct. This table also illustrates the sensitivity of our recorded expense, based on the fair value determined at the time of grant, and taking into consideration the probability of an IPO at the grant date, indicating the recorded stock-based compensation is materially consistent with a probability weighted IPO at time of grant. Based on the factors discussed above, the Company considered a 25% probability of the IPO succeeding at time of the option grants in April 2021, which indicates and supports that the stock-based compensation expense recorded for the interim period ended June 30, 2021 is reasonable within material respects, when considering the current estimated market price.

The sensitivity analysis also supports that even if the probability assigned to a successful IPO was higher, e.g. 50%, which we do not believe was the case, we believe the resulting incremental expense would not be considered material by a user of the financial statements.

Quotaholder/Stockholder Name	Exercise Date	Quota	Share Capital	Value @ 30Jun21	Expense @ 30Jun21	EUR to USD Exchange @ 1Apr21	Expense @ 30Jun21	Approx. Shares Upon Conversion to S.p.A.	Expense with Probability of IPO at April 2021 @ 5%	Expense with Probability of IPO at April 2021 @ 25%	Expense with Probability of IPO at April 2021 @ 50%
PLAZZI FEDERICO	6-Apr-21	B	2	€1,088	€2,176	1.1746	$2,556	790	$454	$2,271	$4,542
MAZZOLENI STEFANIA	7-Apr-21	B	46	€1,088	€50,037	1.1746	$58,773	18,169	$10,447	$52,236	$104,472
BELLOMO DANIELA	15-Apr-21	B	41	€1,088	€44,597	1.1746	$52,384	16,194	$9,312	$46,558	$93,117
ZAMBANINI ANDREW	7-Apr-21	B	10	€1,088	€10,878	1.1746	$12,777	3,950	$2,271	$11,356	$22,711
BRAMBILLA VALENTINA	8-Apr-21	B	10	€1,088	€10,878	1.1746	$12,777	3,950	$2,271	$11,356	$22,711
MAGNANI TIZIANA	7-Apr-21	B	10	€1,088	€10,878	1.1746	$12,777	3,950	$2,271	$11,356	$22,711
SLANSKY RICHARD	8-Apr-21	B	50	€1,088	€54,387	1.1746	$63,883	19,749	$11,356	$56,778	$113,557
TOTAL			169		€183,831		$215,926	66,752	$38,382	$191,911	$383,822

The Company respectfully submits that the deemed per share fair values used as the basis for determining the stock-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described herein and in the Company’s Registration Statement.

Please do not hesitate to contact Richard Slansky, Chief Financial Officer of the Company or either Norwood Beveridge at (914) 374-4205 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,
/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:	Pierluigi Paracchi
Genenta Science S.p.A.